                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*

                         First Fidelity Bancorporation
                               (Name of Issuer)

                    Common Stock, $1.00 par value per share
                        (Title of Class of Securities)

                                   320195100
                                (CUSIP Number)

                             Marion A. Cowell, Jr.
                            One First Union Center
                     Charlotte, North Carolina  28288-0013
                                (704) 374-6828
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                June 19, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The  information  required  on  the  remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.:    320195100


 1.  Name of Reporting Person:  First Union Corporation
     S . S .    or  I.R.S.  Identification  No.  of  Above  Person:    I.R.S.
     Identification No. 56-0898180


 2.  Check the Appropriate Box if a Member of a Group (See Instructions):

     a.    [  ]  b.  [  ]


 3.  SEC Use Only

 4.  Source of Funds (see Instructions): WC; 00

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]


 6.  Citizenship or Place of Organization:  North Carolina


Number of         7.   Sole Voting Power: 15,686,077 *
Shares Bene-
ficially          8.   Shared Voting Power:
Owned by
Each Report-      9.   Sole Dispositive Power: 15,686,077 *
ing Person
With             10.   Shared Dispositive Power:


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
      15,686,077 *


12.  Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See
     Instructions):   [ X ]

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13.  Percent of Class Represented by Amount in Row 11:   19.9*

14.  Type of Reporting Person (See Instructions):  HC; CO

* The shares of First Fidelity Bancorporation ("FFB") covered by this report are purchasable by First Union Corporation ("FUNC") upon exercise of an option granted to FUNC on June 19, 1995, and described in Item 4 of this report. Prior to the exercise of the option, FUNC is not entitled to any rights as a shareholder of FFB as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. FUNC expressly disclaims beneficial ownership of any of the shares of common stock of FFB which are purchasable by FUNC upon exercise of the option.
   The number of shares indicated represents 19.9% of the total outstanding shares of common stock of FFB as of May 31, 1995, excluding shares issuable upon exercise of the option.

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Item 1.  Security and Issuer.

   This statement relates to the common stock of First Fidelity Bancorporation ("FFB"), $1.00 par value per share ("FFB Common Stock"). FFB is a New Jersey corporation whose principal executive offices are located at 550 Broad Street, N e w ark, New Jersey 07102 and 123 South Broad Street, Philadelphia, Pennsylvania 19109.

Item 2.  Identity and Background.

   This statement is being filed by First Union Corporation ("FUNC"), a North Carolina corporation whose principal executive offices are located at One First Union Center, Charlotte, North Carolina 28288-0013. FUNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

   Neither FUNC nor, to the best of FUNC's knowledge, any of FUNC's directors or executive officers has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has FUNC or, to the best of FUNC's knowledge, any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Attached hereto as Annex A is an appendix to Item 2 setting forth, to the best of FUNC's knowledge, certain additional information concerning the directors and executive officers of FUNC.

Item 3.  Source and Amount of Funds or Other Consideration.

   It  is  presently  anticipated  that  any purchases of shares of FFB Common
Stock as described in Item 4 would be made with funds obtained from FUNC's working capital and funds available for investment.

Item 4.  Purpose of Transaction.

   In connection with an Agreement and Plan of Merger, dated as of June 18, 1995 (the "Merger Agreement"), by and among FFB, FUNC and PKC, Inc., a wholly-owned subsidiary of FUNC (the "Subsidiary"), and in consideration thereof, FFB granted to FUNC on June 19, 1995 an option (the "Option") to purchase, under certain conditions, up to 19.9% shares of FFB Common Stock at a purchase price per share equal to 59.00 (the "Purchase Price"). Based on the number of shares of FFB Common Stock outstanding on May 31, 1995, the Option would be exercisable for 15,686,077 shares of FFB Common Stock.

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   The  Option  was issued to FUNC pursuant to a Stock Option Agreement, dated as of June 19, 1995 (the "FFB Option Agreement"), between FUNC and FFB, which was an inducement to and a condition of FUNC's willingness to execute the Merger Agreement. The Merger Agreement provides, among other things, for the merger ("the Merger") of FFB with and into the Subsidiary. Upon consummation of the Merger, which is subject to the approval of FUNC and FFB stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, holders of FFB Common Stock would receive 1.35 shares of FUNC common stock, $3.33 1/3 par value per share ("FUNC Common Stock"), for each share of FFB Common Stock, subject to adjustment under certain circumstances, and each share of the three outstanding series of FFB preferred stock (i.e., Series B Convertible Preferred Stock, Series D Adjustable Rate Cumulative Preferred Stock and Series F 10.64% Preferred Stock) would be converted into the right to receive one share of three new series of FUNC Class A Preferred Stock containing substantially identical terms as the series of FFB preferred stock to be exchanged therefor.


   If FUNC is not in material breach of the FFB Option Agreement or the Merger Agreement and if no injunction or other court order against delivery of the shares covered by the Option is in effect, FUNC may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

   (a) without FUNC's prior written consent, FFB taking certain actions (each an "Acquisition Transaction"), including recommending or entering into an agreement with any third party to effect (i) a merger, consolidation or similar transaction involving FFB or any of its significant subsidiaries, (ii) the sale, lease, exchange or other disposition of 25% or more of the consolidated assets or deposits of FFB and its subsidiaries, or (iii) the issuance, sale or other disposition of 25% or more of the voting power of FFB or any of its significant subsidiaries, in each case except as otherwise permitted by the FFB Option Agreement; or

   (b) any third party acquires or has the right to acquire 25% or more of the voting power of FFB or any of its significant subsidiaries, except as otherwise permitted by the FFB Option Agreement;

provided, the Option will terminate upon the earliest to occur of certain events, including:

   (a)     consummation of the Merger;

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   (b)     termination  of  the  Merger Agreement prior to the happening of a
           Purchase Event or Preliminary Purchase Event (as defined below) (other than a termination by FUNC under certain circumstances (a "Default Termination");

   (c)     15 months after a Default Termination; or



   (d) 15 months after termination of the Plan (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event.

The  term   "Preliminary  Purchase Event" shall mean the occurrence of certain events, including:

      (i) commencement by any third party of a tender or exchange offer to purchase 15% or more of the outstanding shares of FFB Common Stock;

     (ii) failure of the stockholders of FFB to approve the Merger Agreement or FFB's Board of Directors shall have withdrawn or modified in any manner adverse to FUNC the recommendation of FFB's Board of Directors with respect to the Merger Agreement, in each case after pubic announcement that a third party:

           (x)   proposes to engage in an Acquisition Transaction;
           (y) commences a tender offer to purchase 15% or more of the outstanding shares of FFB Common Stock; or
           (z) files an application under certain federal statutes relating to the regulation of banks and other financial institutions or their holding companies, to engage in an Acquisition Transaction;

     (iii) any third party proposes to FFB or its stockholders, publicly or in any writing that becomes publicly disclosed, to engage in an Acquisition Transaction;

     (iv) after a proposal by a third party to FFB or its stockholders to engage in an Acquisition Transaction, FFB breaches any representation or covenant in the Merger Agreement which would entitle FUNC to terminate the Merger Agreement; or

      (v) any third party files an application with any federal or state bank regulatory authority for approval to engage in an Acquisition Transaction.

   Upon  the  occurrence  of  certain  events  set  forth  in  the  FFB Option
Agreement, the Option must be repurchased by FFB (the "Repurchase" ) or converted into, or exchanged for, an option, at the election of FUNC, of another corporation or FFB (the "Substitute Option"). In addition, the FFB
Option Agreement grants certain registration rights ("Registration Rights") to FUNC with respect to the shares represented by the Option. The terms of such Repurchase, Substitute Option and Registration Rights are set forth in the FFB Option Agreement.

   Upon consummation of the Merger, (i) the directors of PKC, Inc. in office immediately prior to the effective date of the Merger (the "Effective Date"), will continue as the directors of PKC, Inc. as the surviving corporation in the Merger, and (ii) the charter and bylaws of PKC, Inc. in effect immediately prior to the Effective Date will be the charter and bylaws of PKC, Inc. as the surviving corporation in the Merger.

   The Merger Agreement provides that FFB may continue to pay a regular quarterly dividend of $.50 per share and to increase such dividend up to $.55 per share for the first dividend payable during 1996 if the Merger has not closed prior to the record date for such dividend. The Merger Agreement provides that FUNC and FFB will coordinate the declaration and payment of dividends payable during the period preceding and including the quarter in which the Effective Date of the Merger occurs, so that FFB and FUNC stockholders receive a fair dividend during any quarter up to and including the quarter immediately following the Effective Date.

   A  copy  of  the  form  of  the Merger Agreement, including the FUNC Option
Agreement, is incorporated herein by reference to FUNC's Current Report on Form 8-K dated June 21, 1995, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.

Item 5.  Interest in Securities of the Issuer.

   The number of shares of FFB Common Stock covered by the Option is equal to 15,686,077, or 19.9% of FFB Common Stock based on the shares of FFB Common Stock issued and outstanding on May 31, 1995.

   In addition to the foregoing, certain subsidiary banks of FUNC hold 49,462 shares of FFB Common Stock and 7,000 shares of FFB Series B Convertible Preferred Stock in a fiduciary capacity, and an investment advisory subsidiary of FUNC holds 25,300 shares of FFB Common Stock and 1,400 shares of FFB Series B Convertible Preferred Stock on behalf of certain of its clients. Such shares are not included in the shares covered by this report. FUNC disclaims beneficial ownership of such additional shares.

   FUNC disclaims any beneficial ownership of the shares of FFB Common Stock which are purchasable by FUNC upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date. If the Option were exercised, FUNC would have sole right to vote or to dispose of the shares of FFB Common Stock issued as a result of such exercise.

   Other than as set forth in this Item 5, to the best of FUNC's knowledge (i) neither FUNC nor any subsidiary or affiliate of FUNC nor any of FUNC's executive officers or directors, beneficially owns any shares of FFB Common Stock, and (ii) there have been no transactions in the shares of FFB Common Stock effected during the past 60 days by FUNC, nor to the best of FUNC's knowledge, by any subsidiary or affiliate of FUNC or any of FUNC's executive officers or directors, except certain transactions by the subsidiaries of FUNC referred to above with respect to shares held in a fiduciary capacity or for certain investment advisory clients.

   No other person is known by FUNC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FFB Common Stock obtainable by FUNC upon exercise of the Option.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with the execution of the Merger Agreement, FUNC entered into
(i) a Voting and Support Agreement, dated as of June 19, 1995 (the "Voting Agreement"), with Banco Santander, S.A. ("Banco"), the holder of approximately 30% of the outstanding shares of FFB Common Stock, (ii) a Stock Option Agreement, dated as of June 19, 1995 (the "FUNC Option Agreement"), pursuant to which FUNC granted to FFB an option to purchase, under certain conditions, up to 19.9% of the outstanding shares of FUNC Common Stock at a purchase price of $45.875 per share, and (iii) the Third Amendment to FUNC's Shareholder Protection Rights Agreement ("FUNC Rights Plan").

   The Voting Agreement provides, among other things, for Banco to vote its shares of FFB Common Stock in favor of approval of the Merger Agreement. The FUNC Option Agreement contains substantially identical terms as the FFB Option Agreement. The Third Amendment to the FUNC Rights Plan was entered into in order to exempt the option granted under the FUNC Option Agreement from triggering the FUNC Rights Plan.

   In connection with the execution of the FFB Option Agreement, FFB entered into the Fourth Supplement to the FFB Rights Agreement (the "FFB Rights Plan") in order to exempt the option granted under the FFB Option Agreement from triggering the FFB Rights Plan.

Item 7.  Material to be Filed as Exhibits.

   A  copy  of  the  form  of  the  Merger Agreement, including the FFB Option
Agreement, the FUNC Option Agreement, the Voting Agreement, and the Third Amendment to the Rights Plan, is incorporated herein by reference to FUNC's Current Report on Form 8-K dated June 21, 1995.

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Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: June 27, 1995    FIRST UNION CORPORATION




                           /s/ Kent S. Hathaway
                           Kent S. Hathaway
                           Senior Vice President and
                           Deputy General Counsel

                                                           Annex A

                  Appendix to Item 2

                                                     Principal
                            Position with           employment and
Name and residence            First Union        principal business
or business address*           Corporation           of employer


G. Alex Bernhardt       Director                President and Chief
Bernhardt Furniture                             Executive Officer,
Furniture Company                               Bernhardt Furniture
P.O. Box 740                                    Company, furniture
Lenoir, NC 28645                                manufacturing

W. Waldo Bradley        Director                Chairman, Bradley
Bradley Plywood Corp.                           Plywood Corporation,
P.O. Box 1408                                   building materials
Savannah, GA 31402-1408

Robert J. Brown         Director                Chairman, President
B&C Associates, Inc.                            and Chief Executive
P.O. Box 2636                                   Officer, B&C
High Point, NC 27261-2636                       Associates, Inc., a
                                                public relations and
                                                marketing research
                                                firm

Edward E. Crutchfield   Executive               Chairman, President
First Union Corporation Officer and             and Chief Executive
One First Union Center  Director                Officer, First Union
Charlotte, NC 28288                             Corporation


Robert D. Davis         Director                Chairman, DDI, Inc.,
DDI, Inc.                                       investments
P.O. Box 2088
Jacksonville, FL 32203-2088

R. Stuart Dickson       Director                Chairman of
Ruddick Corporation                             Executive Committee,
Two First Union Center                          Ruddick Corporation,
Suite 2000                                      a diversified
Charlotte, NC 28282                             holding company

B.F. Dolan              Director                Investor
Two First Union Center
Suite 1990
Charlotte, NC 28282

                                                    Principal
                              Position with      employment and
Name and residence            First Union       principal business
or business address*           Corporation       of employer


Roddey Dowd, Sr.        Director                Chairman, Charlotte
Charlotte Pipe &                                Pipe & Foundry
Foundry Company                                 Company,
P.O. Box 35430                                  manufacturer of pipe
Charlotte, NC 28235                             and fittings

John R. Georgius         Executive              President, First
First Union Corporation  Officer and            Union Corporation
One First Union Center   Director
Charlotte, NC 28288-0003

William H. Goodwin      Director                Chairman, CCA
CCA Industries, Inc.                            Industries, Inc. a
901 East Cary Street                            multinational
Suite 1400                                      organization
Richmond, VA 23219

Brenton S. Halsey       Director                Chairman Emeritus,
James River Corporation                         James River
P.O. Box 2218                                   Corporation
Richmond, VA 23217

Howard H. Haworth       Director                President, the
The Haworth Group                               Haworth Group,
First Union Bank Bldg.                          investments
300 North Green Street
Suite 201
Morganton, NC 28655

Torrence E. Hemby, Jr.  Director                President, Beverly
Beverly Crest Corp.                             Crest Corporation,
2809 Cavan Court                                real estate
Charlotte, NC 28270                             development

Leonard G. Herring            Director          President and Chief
Lowe's Companies, Inc.                          Executive Officer,
P.O. Box 1111                                   Lowe's Companies,
North Wilkesboro, NC 28656                      Inc., building and
                                                related products

Jack A. Laughery        Director                Investor
800 Tiffany Boulevard
Suite 305
Rocky Mount, NC 27804

                                                    Principal
                             Position with        employment and
Name and residence            First Union       principal business
or business address*           Corporation       of employer


Max Lennon              Director                President, Clemson
Clemson University                              University
P.O. Box 992
Clemson, SC 29633-0992

Radford D. Lovett       Director                Chairman, Commodores
Commodores Point Terminal                       Point Terminal
Corporation                                     Corporation, marine
P.O. Box 4069                                   terminal operator
Jacksonville, FL 32201

Henry D. Perry                Director          Retired Physician
12240 N.W. 8th Street
Plantation, FL 33325

Randolph N. Reynolds    Director                Vice Chairman
Reynolds Metals Company                         Reynolds, an
6601 West Broad Street                          aluminum
Richmond, VA 23261                              manufacturer

Ruth G. Shaw                  Director          Vice President,
Duke Power Company                              Corporate
P.O. Box 1009                                   Communications
EC06B                                           Duke Power Company,
Charlotte, NC 28201-1009                        an investor-owned
                                                electric utility

Lanty L. Smith                Director          Chairman and Chief
Precision Fabrics                               Executive Officer,
Group, Inc.                                     Precision Fabrics
301 North Elm Street                            Group, Inc.,
Greensboro, NC 27401                            textile products

Dewey L. Trogdon             Director           Chairman, Cone Mills
P.O. Box 1477                                   Corporation, textile
Banner Elk, NC 28604                            manufacturing

John D. Uible                 Director          Investor
225 Water Street
Suite 840
Jacksonville, FL 32202

B.J. Walker             Executive Officer       Vice Chairman,
225 Water Street        and Director            First Union
Jacksonville, Fl 32202                          Corporation

                                                       Principal
                            Position with           employment and
Name and residence            First Union         principal business
or business address*        Corporation              of employer


Kenneth G. Younger            Director          Chairman, Carolina
Carolina Freight Corp.                          Freight Corporation,
P.O. Box 1000                                   interstate motor
Cherryville, NC 28021                           carrier

Marion A. Cowell, Jr.   Executive               Executive Vice
First Union Corporation Officer                 President,
One First Union Center                          Secretary and
Charlotte, NC 28288                             General Counsel,
                                                First Union
                                                Corporation

Robert T. Atwood           Executive            Executive Vice
First Union Corporation    Officer              President and
One First Union Center                          Chief Financial
Charlotte, NC 28288                             Officer, First
                                                Union Corporation








*All of the directors and executive officers are citizens of the United
States.